  Exhibit 99.1

SANDSTORM GOLD ROYALTIES ANNOUNCES 2018 THIRD QUARTER RESULTS

Vancouver, British Columbia — November 14, 2018 Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) has released its results for the third quarter ended September 30, 2018 (all figures in U.S. dollars).

— THIRD QUARTER HIGHLIGHTS

●
Revenue of $17.3 million (Q3 2017 - $17.9 million);
●
Attributable gold equivalent ounces1 sold of 14,314 ounces (Q3 2017 – 14,293 ounces);
●
Average cash cost per attributable gold equivalent ounce1 of $248 resulting in cash operating margins1 of $960 per ounce (Q3 2017 - $246 per ounce and $1,009 per ounce respectively);
●
Cash flows from operating activities, excluding changes in non-cash working capital1, of $11.4 million (Q3 2017 – $11.1 million);
●
Net income of $2.1 million (Q3 2017 – net income of $4.8 million).

— OUTLOOK

Based on the Company’s existing royalties, attributable gold equivalent ounces sold is forecasted to be between 56,000 – 60,000 for 2018 and between 63,000 – 73,000 ounces in 2019. The Company is forecasting attributable gold equivalent production of 140,000 ounces in 2023.

— FINANCIAL RESULTS

Sandstorm’s revenue during the third quarter of 2018 was $17.3 million compared with $17.9 million for the comparable period in 2017. The decrease is largely attributable to a 4% decrease in the average realized selling price of gold.

Net income was lower when compared to the same period in 2017 partly due to certain non-recurring items that were recognized during the third quarter of 2017, including a $3.4 million gain primarily resulting from the Bachelor Lake gold stream amendment. The decrease in net income was partially offset by a $0.7 million decrease in depletion expense and a $0.3 million reduction in the administrative costs due to cost reduction strategies.

— STREAMS & ROYALTIES: Q3 UPDATES

Of the attributable gold equivalent ounces sold by Sandstorm, approximately 39% were attributable to mines located in Canada, 17% from the rest of North America and 44% from South America and other countries.

	Three months ended September 30, 2018
	Revenue (in $000s)	Gold Equivalent Ounces
Canada	$6,665	5,521
North America excl. Canada	$3,005	2,491
South America & Other	$7,619	6,302
Total	$17,289	14,314

Canada
Streams and royalties on Canadian mines contributed 6% less gold equivalent ounces sold to Sandstorm when compared to the third quarter of 2017. The change is primarily attributable to a decrease in gold equivalent ounces sold from the Black Fox mine in Ontario and a decrease in royalty revenue from the Bracemac-McLeod mine in Quebec.

Black Fox Stream

McEwen Mining Inc. (“McEwen”) reported in their third quarter results that their 2018 exploration budget at the Black Fox Complex in Ontario, Canada has increased to $19 million. The goals of the exploration program are to grow known deposits and make new discoveries that will contribute to near-term and mid-term gold production.

During the third quarter of 2018, surface exploration drilling at the Froome target area focused on evaluating the down-plunge extension of the Froome Deposit and assessing the potential of the mineralized footwall. Underground exploration drilling was dedicated to confirming and expanding known mineralized trends that are located close to current workings and could be brought into production quickly. For the remainder of the year, underground mining and exploration efforts will be dedicated to further understanding the depth potential at the mine’s main ore system below the existing development.

For more information refer to www.mcewenmining.com and see the press release dated October 30, 2018.

Sandstorm has a gold stream agreement to purchase 8% of the gold produced from Black Fox at an ongoing cost of $540 per ounce.

North America Excluding Canada
When compared to the third quarter of 2017, gold equivalent ounces coming from North America, excluding Canada, decreased by 35%. The change was driven by a decrease in gold equivalent ounces sold attributable to the Santa Elena mine in Mexico and a decrease in royalty revenue from the Emigrant Springs mine in Nevada.

South America & Other
Operations in South America and other countries contributed an additional 1,723 gold equivalent ounces sold when compared to the third quarter of 2017, representing a 38% increase. The recently acquired Houndé royalty contributed 1,399 of those attributable gold equivalent ounces.

Cerro Moro Silver Stream

Yamana Gold Inc. (“Yamana”) has provided Sandstorm with notification that it has met the contractual threshold for the commencement of commercial production at the Cerro Moro mine (“Cerro Moro”). Purchases under Sandstorm’s silver stream agreement will begin on silver produced from ore mined starting on January 1, 2019. Accordingly, the first attributable silver ounces are expected to be delivered to Sandstorm starting in the second quarter of 2019.

Sandstorm has a silver stream agreement to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced, up to a maximum of 1.2 million ounces of silver annually, until Yamana has delivered to Sandstorm 7.0 million ounces of silver, then 9.0% of the silver produced thereafter for the life of the mine. Sandstorm will make ongoing payments for each ounce of silver received, equal to 30% of the spot price per ounce of silver.

Aurizona Royalty

Equinox Gold Corp. (“Equinox Gold”) announced that as of September 30, 2018, overall project construction was 80% complete at the Aurizona gold mine in Brazil. The project is on track to achieve commercial production around the end of the first quarter of 2019. At the end of the third quarter of 2018, more than 4 million tonnes of material had been moved and 270,000 tonnes of ore stockpiled.

For more information refer to www.equinoxgold.com and see the press release dated October 31, 2018.

Sandstorm has a 3% - 5% sliding scale NSR royalty on the Aurizona project. At gold prices less than or equal to US$1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR royalty on the Aurizona Greenfields property, a package of exploration ground adjacent to the Aurizona project.

— WEBCAST & CONFERENCE CALL DETAILS

A conference call will be held on Thursday, November 15, 2018 starting at 8:30am PST to further discuss the third quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 201 389 0899

North American Toll-Free: (+1) 877 407 0312

Conference ID: 13684537

Webcast URL: https://bit.ly/2RHxZN4

The Sandstorm Management Discussion and Analysis (“MD&A”) and Financial Statements for the three and nine months ended September 30, 2018 will be accessible on the Company’s website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormgold.com.

Qualified Person

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

Note 1

Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including average cash cost per attributable gold equivalent ounce, average realized gold price per attributable ounce, cash operating margin, and cash flows from operating activities excluding changes in non-cash working capital. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of attributable gold equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. Average realized gold price per attributable ounce is calculated by dividing the Company’s sales by the number of attributable gold equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized selling price per attributable gold equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company has also used the non-IFRS measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by IFRS. The Company’s royalty and other commodity stream revenue is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity stream revenue for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change.

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 188 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2017 and the Company’s annual information form dated March 29, 2018 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Erfan Kazemi	Kim Forgaard
Chief Financial Officer	Investor Relations
604 689 0234	604 628 1164